21200 Oxnard St. #6630

Woodland Hills, CA 91367

July 26, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Becky Chow,Stephen Krikorian, Aliya Ishmukhamedova or Mitchell Austin

Re:	Palisades Ventures Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 14, 2024
File No: 333-276934

Dear Sir/Madam:

This letter sets forth the Company’s response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 28, 2024 (the “Comment Letter”), pertaining to the Company’s Registration Statement on Form S-1, filed on July 1, 2024 (the “Form S-1 Amendment 2”). The Company’s responses to the Staff’s comments contained in the Comment Letter are set out herein in the order in which the comments were set out in the Comment Letter and are numbered accordingly and for ease of reference, each of the Staff’s comments is reproduced below in bold.

Amendment No. 2 to Registration Statement on Form S-1 Financial Statements

For the three months ended March 31, 2024, page F-1

1. Please mark your interim financial statements and notes to the financial statements for quarter ended March 31, 2024 to be “unaudited.” In addition, any information presented that are derived from the interim financial statements should be marked “unaudited.”

Response:  “Unaudited” was added in all areas that apply.

General

1. We note that the distribution agreement filed as Exhibit 10.6 between Palisades Venture Inc. and CorpTech Holding Inc. is dated July 27, 2021. Further, we note that Section 1.1 states that “CorpTech shall distribute one share of Palisades for every One Hundred and Twenty (120) shares held by any shareholder of record of CorpTech as of the date of this agreement” (emphasis added). This section of the agreement appears to conflict with your disclosure that “The distribution will be made to holders of record of CorpTech Holding, Inc., common stock as of the close of business on February 7, 2024, on the basis of one share of Palisades’ common stock for 120 shares of CorpTech Holding, Inc. common stock held” (emphasis added). Please reconcile this apparent discrepancy and advise. Additionally, please confirm that the distribution has not yet occurred.

Response:  Corrections were made to the time of distribution on Page 14 under THE DIVIDEND DISTRIBUTION BY CORPTECH HOLDING, INC.

Orie Rechtman

Palisades Venture Inc.

July 26, 2024

1. We note your disclosure that 1 share of Palisades Venture, Inc. will be issued for each 120 shares of CorpTech Holding, Inc. and that fractional shares will be rounded up to the next full share. Section 1.2 of the distribution agreement filed as Exhibit 10.6 simply states that “No fractional shares will be issued.” Please confirm that each shareholder of CorpTech Holding as of the record date will receive at least 1 share of Palisade Venture. Additionally, please revise to enhance your discussion of the treatment of fractional shares. Lastly, clarify whether any amendments to the distribution agreement have been entered into and file any such amendments as exhibits.

Response:  Clarification was made on page i under PROSPECTUS, page 14 under THE DIVIDEND DISTRIBUTION BY CORPTECH HOLDING, INC. and page 3 under ABOUT THIS OFFERING.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 818-465-1295 or by emailing Orie@4service.com.

Sincerely,

/s/ Orie Rechtman
Orie Rechtman
Chief Executive Officer

cc:	Gary L. Blum